Exhibit 10

NAVISTAR FINANCIAL CORPORATION
AND SUBSIDIARIES

MATERIAL CONTRACTS

The following documents of Navistar Financial Corporation are incorporated herein by reference:

10.1 Master Inter-company Agreement dated as of April 26, 1993, between the Corporation and International. Filed on Form 8-K dated April 30, 1993. Filed on Registration File No. 1-4146-1.

10.2 Inter-company Purchase Agreement dated as of April 26, 1993, between the Corporation and Truck Retail Instalment Paper Corp. Filed on Form 8-K dated April 30, 1993. Filed on Registration File No. 1-4146-1.

10.3 Pooling and Servicing Agreement dated as of June 8, 1995, among the Corporation, as Servicer, Navistar Financial Securities Corporation, as Seller, The Chase Manhattan Bank, as 1990 Trust Trustee, and The Bank of New York, as Master Trust Trustee. Filed as Exhibit 4.1 to Navistar Financial Securities Corporation's Form 8-K dated December 12, 2003. Filed on Registration No. 333-102345 and 333-32960.

10.4 Series 1995-1 Supplement to the Pooling and Servicing Agreement dated as of June 8, 1995, among the Corporation, as Servicer, Navistar Financial Securities Corporation, as Seller, and The Bank of New York, as Master Trust Trustee on behalf of the Series 1995-1 Certificate holders. Filed as Exhibit 4.1 to Navistar Financial Securities Corporation's Form 8-K dated December 4, 2003. Filed on Registration No. 333-102345 and 333-32960.

10.5 Series 1998-1 Supplement to the Pooling and Servicing Agreement dated as of July 17, 1998, among the Corporation, as Servicer, Navistar Financial Securities Corporation, as Seller, and the Bank of New York, as Master Trust Trustee on behalf of the Series 1998-1 Certificateholders. Filed as Exhibit 4.1 to Navistar Financial Securities Corporation's Form 8-K dated December 4, 2003. Filed on Registration No. 333-102345 and 333-32960.

10.6 Certificate Purchase Agreement dated as of January 28, 2000, between Navistar Financial Securities Corporation, as seller, the Corporation, as Servicer, Receivable Capital Corporation, as the Conduit Purchaser, Bank of America, National Association, as administrative Agent for the Purchasers, and Bank of America, National Association, as a Committed Purchaser. Filed as Exhibit 1.1 on Form 8-K dated February 24, 2000. Filed on Registration No. 333-30737.

10.7 Purchase Agreement dated as of March 9, 2000, between the Corporation and Navistar Financial Retail Receivables Corporation, as Purchaser, with respect to Navistar Financial 2000-A Owner Trust, as Issuer. Filed as Exhibit 10.1 to Navistar Financial Retail Receivables Corporation's Form 8-K dated March 24, 2000. Filed on Registration No. 333-62445.

10.8 Pooling and Servicing Agreement dated as of March 9, 2000, among the Corporation, as Servicer, and Navistar Financial Retail Receivables Corporation, as Seller, and Navistar Financial 2000-A Owner Trust, as Issuer. Filed as Exhibit 10.2 to Navistar Financial Retail Receivables Corporation's Form 8-K dated March 24, 2000. Filed on Registration No. 333-62445.

10.9 Trust Agreement dated as of March 9, 2000, between Navistar Financial Retail Receivables Corporation, as Seller, and Chase Manhattan Bank Delaware, as Owner Trustee, with respect to Navistar Financial 2000-A Owner Trust. Filed as Exhibit 4.2 to Navistar Financial Retail Receivables Corporation's Form 8-K dated March 24, 2000. Filed on Registration No. 333-62445.

10.10 Indenture dated as of March 9, 2000, between Navistar Financial 2000-A Owner Trust and The Bank of New York, as Indenture Trustee, with respect to Navistar Financial 2000-A Owner Trust. Filed as Exhibit 4.1 to Navistar Financial Retail Receivables Corporation's Form 8-K dated March 24, 2000. Filed on Registration No. 333-62445.

10.11 Series 2000-1 Supplement to the Pooling and Servicing Agreement dated as of July 13, 2000, among Navistar Financial Corporation, as Servicer, Navistar Financial Securities Corporation, as Seller, and the Bank of New York, as Master Trust Trustee on behalf of the Series 2000-1 Certificateholders. Filed as Exhibit 4.1 to Navistar Financial Securities Corporation's Form 8-K dated July 14, 2000. Filed on Registration No. 333-32960.

10.12 Purchase Agreement dated as of November 1, 2000, between the Corporation and Navistar Financial Retail Receivables Corporation, as Purchaser, with respect to Navistar Financial 2000-B Owner Trust, as Issuer. Filed as Exhibit 99.1 to Navistar Financial Retail Receivables Corporation's Form 8-K dated December 5, 2003. Filed on Registration No. 333-62445.

10.13 Pooling and Servicing Agreement dated as of November 1, 2000, among the Corporation, as Servicer, and Navistar Financial Retail Receivables Corporation, as Seller, and Navistar Financial 2000-B Owner Trust, as Issuer. Filed as Exhibit 4.1 to Navistar Financial Retail Receivables Corporation's Form 8-K dated December 5, 2003. Filed on Registration No. 333-62445.

10.14 Trust Agreement dated as of November 1, 2000, between Navistar Financial Retail Receivables Corporation, as Seller, and Chase Manhattan Bank Delaware, as Owner Trustee, with respect to Navistar Financial 2000-B Owner Trust. Filed as Exhibit 4.3 to Navistar Financial Retail Receivables Corporation's Form 8-K dated December 5, 2003. Filed on Registration No. 333-62445.

10.15 Indenture dated as of November 1, 2000, between Navistar Financial 2000-B Owner Trust and The Bank of New York, as Indenture Trustee, with respect to Navistar Financial 2000-B Owner Trust. Filed as Exhibit 4.2 to Navistar Financial Retail Receivables Corporation's Form 8-K dated December 5, 2003. Filed on Registration No. 333-62445.

10.16 Servicing Agreement dated as of October 16, 2000, between the Corporation, as Servicer, and Navistar Leasing Corporation, Harco Leasing Company, Inc., Truck Retail Instalment Paper Corp, The Bank of New York as Collateral Agent, and Bank One National Association, as Portfolio Trustee. Filed as Exhibit 10.01 to Navistar Financial Corporation's Form 10-Q dated March 15, 2001. Filed on Registration No. 1-4146-1.

10.17 Receivables Purchase Agreement dated as of October 16, 2000, between Truck Retail Instalment Paper Corp. and the Corporation. Filed as Exhibit 10.02 to Navistar Financial Corporation's Form 10-Q dated March 15, 2001. Filed on Registration No. 1-4146-1.

10.18 Indenture Agreement dated as of October 16, 2000, between Truck Retail Instalment Paper Corp., as Issuer, and The Bank of New York, as Indenture Trustee. Filed as Exhibit 10.03 to

Navistar Financial Corporation's Form 10-Q dated March 15, 2001. Filed on Registration No. 1-4146-1.

10.19 Series 2000-1 Supplement dated as of October 16, 2000, to the Indenture also dated October 16, 2000 between Truck Retail Instalment Paper Corp., as Issuer, and The Bank of New York, as Indenture Trustee. Filed as Exhibit 10.04 to Navistar Financial Corporation's Form 10-Q dated March 15, 2001. Filed on Registration No. 1-4146-1.

10.20 Credit Agreement dated as of December 8, 2000, between the Corporation, Arrendadora Financiera Navistar, S.A. de C.V., Servicios Financieros Navistar, S.A. de C.V., and Navistar Comercial, S.A. de C.V., as Borrowers, and the Chase Manhattan Bank, as Administrative Agent, Bank of America, N.A., as Syndication Agent, and the Bank of Nova Scotia, as Documentation Agent, with respect to $820,000,000 Revolving Credit and Competitive Advance Facility. Filed as Exhibit 10.05 to Navistar Financial Corporation's Form 10-Q dated March 15, 2001. Filed on Registration No. 1-4146-1.

10.21 Security, Pledge and Trust Agreement dated as of June 8, 2001, between the Corporation and Bankers Trust Company, as Trustee, pursuant to the terms of the Credit Agreement. Filed as Exhibit 10.01 to Navistar Financial Corporation's Form 10-K dated December 18, 2003. Filed on Registration No. 1-4146-1.

10.22 Purchase Agreement dated as of April 27, 2001, between the Corporation and Navistar Financial Retail Receivables Corporation, as Purchaser, with respect to Navistar Financial 2001-A Owner Trust, as Issuer. Filed as Exhibit 99.1 to Navistar Financial Retail Receivables Corporation's Form 8-K dated May 3, 2001. Filed on Registration No 333-62445.

10.23 Pooling and Servicing Agreement dated as of April 27, 2001, among the Corporation, as Servicer, and Navistar Financial Retail Receivables Corporation, as Seller, and Navistar Financial 2001-A Owner Trust, as Issuer. Filed as Exhibit 4.1 to Navistar Financial Retail Receivables Corporation's Form 8-K dated May 3, 2001. Filed on Registration No. 333-62445.

10.24 Trust Agreement dated as of April 27, 2001, between Navistar Financial Retail Receivables Corporation, as Seller, and Chase Manhattan Bank Delaware, as Owner Trustee, with respect to Navistar Financial 2001-A Owner Trust. Filed as Exhibit 4.3 to Navistar Financial Retail Receivables Corporation's Form 8-K dated May 3, 2001. Filed on Registration No. 333-62445.

10.25 Indenture dated as of April 27, 2001, between Navistar Financial 2001-A Owner Trust and The Bank of New York, as Indenture Trustee, with respect to Navistar Financial 2001-A Owner Trust. Filed as Exhibit 4.2 to Navistar Financial Retail Receivables Corporation's Form 8-K dated May 3, 2001. Filed on Registration No. 333-62445.

10.26 Supplement No. 1, dated as of July 24, 2001, to Indenture agreement dated October 16, 2000, among Truck Retail Instalment Paper Corp. and The Bank of New York, to amend the Indenture to (i) revise the definition of "Series 2000-1 Loss Reserve Specified Balance", and (ii) revise the Amortization Events filed on Form 8-K dated August 6, 2001. Filed on Form 8-K dated August 6, 2001. Filed on Registration No. 1-4146-1.

10.27 Purchase Agreement dated as of November 1, 2001, between the Corporation and Navistar Financial Retail Receivables Corporation, as Purchaser, with respect to Navistar Financial 2001-B Owner Trust, as Issuer. Filed as Exhibit 99.1 to Navistar Financial Retail Receivables Corporation's Form 8-K dated November 6, 2001. Filed on Registration No. 333-62445.

10.28   Pooling and Servicing Agreement dated as of November 1, 2001, among the Corporation, as Servicer, and Navistar Financial Retail Receivables Corporation, as Seller, and Navistar Financial 2001-B Owner Trust, as Issuer. Filed as Exhibit 4.1 to Navistar Financial Retail Receivables Corporation's Form 8-K dated November 6, 2001. Filed on Registration No. 333-62445.

10.29   Trust Agreement dated as of November 1, 2001, between Navistar Financial Retail Receivables Corporation, as Seller, and Chase Manhattan Bank Delaware, as Owner Trustee, with respect to Navistar Financial 2001-B Owner Trust. Filed as Exhibit 4.3 to Navistar Financial Retail Receivables Corporation's Form 8-K dated November 6, 2001. Filed on Registration No. 333-62445.

10.30   Indenture dated as of November 1, 2001, between Navistar Financial 2001-B Owner Trust and The Bank of New York, as Indenture Trustee, with respect to Navistar Financial 2001-B Owner Trust. Filed as Exhibit 4.2 to Navistar Financial Retail Receivables Corporation's Form 8-K dated November 6, 2001. Filed on Registration No. 333-62445.

10.31   Purchase Agreement dated as of April 30, 2002, between the Corporation and Navistar Financial Retail Receivables Corporation, as Purchaser, with respect to Navistar Financial 2002-A Owner Trust, as Issuer. Filed as Exhibit 99.1 to Navistar Financial Retail Receivables Corporation's Form 8-K dated May 3, 2002. Filed on Registration No. 333-62445 and 333-67112.

10.32   Pooling and Servicing Agreement dated as of April 30, 2002, among the Corporation, as Servicer, and Navistar Financial Retail Receivables Corporation, as Seller, and Navistar Financial 2002-A Owner Trust, as Issuer. Filed as Exhibit 4.1 to Navistar Financial Retail Receivables Corporation's Form 8-K dated May 3, 2002. Filed on Registration No. 333-62445 and 333-67112.

10.33   Trust Agreement dated as of April 30, 2002, between Navistar Financial Retail Receivables Corporation, as Seller, and Chase Manhattan Bank Delaware, as Owner Trustee, with respect to Navistar Financial 2002-A Owner Trust. Filed as Exhibit 4.3 to Navistar Financial Retail Receivables Corporation's Form 8-K dated May 3, 2002. Filed on Registration No. 333-62445 and 333-67112.

10.34   Indenture dated as of April 30, 2002, between Navistar Financial 2002-A Owner Trust and The Bank of New York, as Indenture Trustee, with respect to Navistar Financial 2002-A Owner Trust. Filed as Exhibit 4.2 to Navistar Financial Retail Receivables Corporation's Form 8-K dated May 3, 2002. Filed on Registration No. 333-62445 and 333-67112.

10.35   Supplement No. 2, dated as of July 31, 2002, to Indenture agreement dated October 16, 2000, among Truck Retail Instalment Paper Corp. and The Bank of New York, to amend the Indenture to (i) revise the definition of "Series 2000-1 Loss Reserve Specified Balance," and (ii) revise the definition of "Reserve Account Trigger Event." Filed on Form 8-K dated November 27, 2002. Filed on Registration No. 1-4146-1.

10.36   Purchase Agreement dated as of November 19, 2002, between the Corporation and Navistar Financial Retail Receivables Corporation, as Purchaser, with respect to Navistar Financial 2002-B

Owner Trust, as Issuer. Filed as Exhibit 99.1 to Navistar Financial Retail Receivables Corporation's Form 8-K dated November 25, 2002. Filed on Registration No. 333-67112.

10.37   Pooling Agreement dated as of November 19, 2002, among the Corporation, as Servicer, and Navistar Financial Retail Receivables Corporation, as Seller, and Navistar Financial 2002-B Owner Trust, as Issuer. Filed as Exhibit 4.1 to Navistar Financial Retail Receivables Corporation's Form 8-K dated November 25, 2002. Filed on Registration No. 333-67112.

10.38   Servicing Agreement dated as of November 19, 2002, among the Corporation, as Servicer, and Navistar Financial Retail Receivables Corporation, as Seller, and Navistar Financial 2002-B Owner Trust, as Issuer. Filed as Exhibit 99.3 to Navistar Financial Retail Receivables Corporation's Form 8-K dated November 25, 2002. Filed on Registration No. 333-67112.

10.39   Trust Agreement dated as of November 19, 2002, between Navistar Financial Retail Receivables Corporation, as Seller, and Chase Manhattan Bank Delaware, as Owner Trustee, with respect to Navistar Financial 2002-B Owner Trust. Filed as Exhibit 4.3 to Navistar Financial Retail Receivables Corporation's Form 8-K dated November 25, 2002. Filed on Registration No. 333-67112.

10.40   Indenture dated as of November 19, 2002, between Navistar Financial 2002-B Owner Trust and The Bank of New York, as Indenture Trustee, with respect to Navistar Financial 2002-B Owner Trust. Filed as Exhibit 4.2 to Navistar Financial Retail Receivables Corporation's Form 8-K dated November 25, 2002. Filed on Registration No. 333-67112.

10.41   Purchase Agreement dated as of June 5, 2003, between the Corporation and Navistar Financial Retail Receivables Corporation, as Purchaser, with respect to Navistar Financial 2003-A Owner Trust, as Issuer. Filed as Exhibit 99.1 to Navistar Financial Retail Receivables Corporation's Form 8-K dated June 11, 2003. Filed on Registration No. 333-67112.

10.42   Pooling Agreement dated as of June 5, 2003, among the Corporation, as Servicer, and Navistar Financial Retail Receivables Corporation, as Seller, and Navistar Financial 2003-A Owner Trust, as Issuer. Filed as Exhibit 4.1 to Navistar Financial Retail Receivables Corporation's Form 8-K dated June 11, 2003. Filed on Registration No. 333-67112.

10.43   Servicing Agreement dated as of June 5, 2003, among the Corporation, as Servicer, and Navistar Financial Retail Receivables Corporation, as Seller, and Navistar Financial 2003-A Owner Trust, as Issuer. Filed as Exhibit 99.3 to Navistar Financial Retail Receivables Corporation's Form 8-K dated June 11, 2003. Filed on Registration No. 333-67112.

10.44   Trust Agreement dated as of June 5, 2003, between Navistar Financial Retail Receivables Corporation, as Seller, and Chase Manhattan Bank Delaware, as Owner Trustee, with respect to Navistar Financial 2003-A Owner Trust. Filed as Exhibit 4.3 to Navistar Financial Retail Receivables Corporation's Form 8-K dated June 11, 2003. Filed on Registration No. 333-67112.

10.45   Indenture dated as of June 5, 2003, between Navistar Financial 2003-A Owner Trust and The Bank of New York, as Indenture Trustee, with respect to Navistar Financial 2003-A Owner

Trust. Filed as Exhibit 4.2 to Navistar Financial Retail Receivables Corporation's Form 8-K dated June 11, 2003. Filed on Registration No. 333-67112.

10.46   Series 2003-1 Supplement to the Pooling and Servicing Agreement dated as of July 13, 2003, among Navistar Financial Corporation, as Servicer, Navistar Financial Securities Corporation, as Seller, and the Bank of New York, as Master Trust Trustee on behalf of the Series 2003-1 Certificateholders. Filed as Exhibit 4.1 to Navistar Financial Securities Corporation's Form 8-K dated July 11, 2003. Filed on Registration No. 333-102345 and 333-32960.

10.47   Purchase Agreement dated as of October 31, 2003, between the Corporation and Navistar Financial Retail Receivables Corporation, as Purchaser, with respect to Navistar Financial 2003-B Owner Trust, as Issuer. Filed as Exhibit 99.1 to Navistar Financial Retail Receivables Corporation's Form 8-K dated November 5, 2003. Filed on Registration No. 333-67112.

10.48   Pooling Agreement dated as of October 31, 2003, among the Corporation, as Servicer, and Navistar Financial Retail Receivables Corporation, as Seller, and Navistar Financial 2003-B Owner Trust, as Issuer. Filed as Exhibit 4.1 to Navistar Financial Retail Receivables Corporation's Form 8-K dated November 5, 2003. Filed on Registration No. 333-67112.

10.49   Servicing Agreement dated as of October 31, 2003, among the Corporation, as Servicer, and Navistar Financial Retail Receivables Corporation, as Seller, and Navistar Financial 2003-B Owner Trust, as Issuer. Filed as Exhibit 99.3 to Navistar Financial Retail Receivables Corporation's Form 8-K dated November 5, 2003. Filed on Registration No. 333-67112.

10.50   Trust Agreement dated as of October 31, 2003, between Navistar Financial Retail Receivables Corporation, as Seller, and Chase Manhattan Bank Delaware, as Owner Trustee, with respect to Navistar Financial 2003-B Owner Trust. Filed as Exhibit 4.3 to Navistar Financial Retail Receivables Corporation's Form 8-K dated November 5, 2003. Filed on Registration No. 333-67112.

10.51   Indenture dated as of October 31, 2003, between Navistar Financial 2003-B Owner Trust and The Bank of New York, as Indenture Trustee, with respect to Navistar Financial 2003-B Owner Trust. Filed as Exhibit 4.2 to Navistar Financial Retail Receivables Corporation's Form 8-K dated November 5, 2003. Filed on Registration No. 333-67112.

10.53   Fourth Amendment to the Master Inter-company Agreement dated as of April 26, 1993, between the Corporation and International. Filed as Exhibit 3.1 to the Corporation's Form 10-Q dated March 8, 2004. Filed on Registration File No. 1-4146-1.

10.54   First Amendment to the Credit Agreement dated as of December 8, 2000, between the Corporation, Arrendadora Financiera Navistar, S.A. de C.V., Servicios Financieros Navistar, S.A. de C.V., and Navistar Comercial, S.A. de C.V., as Borrowers, and the Chase Manhattan Bank, as Administrative Agent, Bank of America, N.A., as Syndication Agent, and the Bank of Nova Scotia, as Documentation Agent, with respect to $820,000,000 Revolving Credit and Competitive Advance Facility. Filed as Exhibit 3.2 to the Corporation's Form 10-Q dated March 8, 2004. Filed on Registration No. 1-4146-1.